                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 35)

                     TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893617-20-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  April 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9

-------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989
         ......................................................................
-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)  .................................................................

-------------------------------------------------------------------------------

     3)  SEC Use Only .........................................................

-------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions) ...................................

-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                       Georgia
     6)  Citizenship or Place of Organization  ................................

-------------------------------------------------------------------------------
                                                              2,119,400
                  7)       Sole Voting Power ..................................
 Number of        -------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power ................................
 Owned by         -------------------------------------------------------------
Each Report-                                                  2,119,400
ing Person        9)       Sole Dispositive Power .............................
With
                  -------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...........................
-------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting   2,119,400
           Person .............................................................

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) .................................................
 ...............................................................................

-------------------------------------------------------------------------------
                                                                 24.5%
     13) Percent of Class Represented by Amount in Row (11) ...................

-------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

-------------------------------------------------------------------------------

CUSIP No. 893617-20-9

-------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     ART Holdings, Inc., FEI No. 75-2663476
         ......................................................................

-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)  .................................................................

-------------------------------------------------------------------------------

     3)  SEC Use Only .........................................................

-------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions) ...................................

-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                            Nevada
     6)  Citizenship or Place of Organization  ................................

-------------------------------------------------------------------------------
                                                              16,000
                  7)       Sole Voting Power ..................................
 Number of        -------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power ................................
 Owned by         -------------------------------------------------------------
Each Report-                                                  16,000
ing Person        9)       Sole Dispositive Power .............................
With
                  -------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...........................
-------------------------------------------------------------------------------

                                                                       16,000
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .........

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                                 0.2%
     13) Percent of Class Represented by Amount in Row (11) ...................

-------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

-------------------------------------------------------------------------------

CUSIP No. 893617-20-9

-------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065
         ......................................................................

-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)  .................................................................

-------------------------------------------------------------------------------

     3)  SEC Use Only .........................................................

-------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions) ...................................

-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                        Nevada
     6)  Citizenship or Place of Organization  ................................

-------------------------------------------------------------------------------
                                                              1,163,676
                  7)       Sole Voting Power ..................................
 Number of        -------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power ................................
 Owned by         -------------------------------------------------------------
Each Report-                                                  1,163,676
ing Person        9)       Sole Dispositive Power .............................
With
                  -------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...........................
-------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting    1,163,676
            Person ............................................................

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) ................................................
 ...............................................................................

-------------------------------------------------------------------------------
                                                              13.5%
     13) Percent of Class Represented by Amount in Row (11) ...................

-------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

-------------------------------------------------------------------------------

CUSIP No. 893517-20-9

-------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

              The Gene E. Phillips Children's Trust, I.D. No. 13-6599759
         ......................................................................

-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)  .................................................................

-------------------------------------------------------------------------------

     3)  SEC Use Only .........................................................

-------------------------------------------------------------------------------

                                                     N/A
     4)  Source of Funds (See Instructions) ...................................

-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                       Texas
     6)  Citizenship or Place of Organization  ................................

-------------------------------------------------------------------------------
                                                              1,827
                  7)       Sole Voting Power ..................................
 Number of        -------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power ................................
 Owned by         -------------------------------------------------------------
Each Report-                                                  1,827
ing Person        9)       Sole Dispositive Power .............................
With
                  -------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...........................

-------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting    1,827
           Person .............................................................

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                                 0.02%
     13) Percent of Class Represented by Amount in Row (11) ...................

-------------------------------------------------------------------------------

                                                              OO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

-------------------------------------------------------------------------------

CUSIP No. 893617-20-9

-------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                Syntek Asset Management, L.P., FEI No. 75-2311348
         ......................................................................

-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)  .................................................................

-------------------------------------------------------------------------------

     3)  SEC Use Only .........................................................

-------------------------------------------------------------------------------

                                                     N/A
     4)  Source of Funds (See Instructions) ...................................

-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e) ................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                       Delaware
     6)  Citizenship or Place of Organization  ................................

-------------------------------------------------------------------------------
                                                              26,475
                  7)       Sole Voting Power ..................................
 Number of        -------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power ................................
 Owned by         -------------------------------------------------------------
Each Report-                                                  26,475
ing Person        9)       Sole Dispositive Power .............................
With              -------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...........................
-------------------------------------------------------------------------------

                                                                       26,475
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .........

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                                 0.3%
     13) Percent of Class Represented by Amount in Row (11) ...................

-------------------------------------------------------------------------------

                                                              PN
     14) Type of Reporting Person (See Instructions) ..........................
              .................................................................
         ......................................................................

-------------------------------------------------------------------------------

CUSIP No. 893617-20-9

-------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Income Opportunity Realty Investors, Inc., FEI No. 75-2615944
         ......................................................................

-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)  .................................................................

-------------------------------------------------------------------------------

     3)  SEC Use Only .........................................................

-------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions) ...................................

-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e) ................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                            Nevada
     6)  Citizenship or Place of Organization  ................................

-------------------------------------------------------------------------------

                                                              -0-
                  7)       Sole Voting Power ..................................
 Number of        -------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power ................................
 Owned by         -------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power .............................
With              -------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...........................
-------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting   -0-
           Person .............................................................

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                                 -0-%
     13) Percent of Class Represented by Amount in Row (11) ...................

-------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

-------------------------------------------------------------------------------

CUSIP No. 893617-20-9

-------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Investors, Inc., FEI No. 75-2847135
         ......................................................................

-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)  .................................................................

-------------------------------------------------------------------------------

     3)  SEC Use Only .........................................................

-------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions) ...................................

-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                       Nevada
     6)  Citizenship or Place of Organization  ................................

                                                              -0-
                  7)       Sole Voting Power ..................................
 Number of        -------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power ................................
 Owned by         -------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power .............................
With              -------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...........................

-------------------------------------------------------------------------------

                                                                        -0-
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .........

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                                -0-%
     13) Percent of Class Represented by Amount in Row (11) ...................

-------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

-------------------------------------------------------------------------------

CUSIP No. 893617-20-9

-------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                   EQK Holdings, Inc., FEI No. 75-Applied For
         ......................................................................

-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b)  .................................................................

-------------------------------------------------------------------------------

     3)  SEC Use Only .........................................................

-------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions) ...................................

-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) .................................................
 ...............................................................................

-------------------------------------------------------------------------------

                                                       Nevada
     6)  Citizenship or Place of Organization  ................................
-------------------------------------------------------------------------------
                                                              1,858,900
                  7)       Sole Voting Power ..................................
 Number of        -------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power ................................
 Owned by         -------------------------------------------------------------
Each Report-                                                  1,858,900
ing Person        9)       Sole Dispositive Power .............................
With              -------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power ...........................

-------------------------------------------------------------------------------

                                                                         -0-
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .........

-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) ................................................
 ...............................................................................

-------------------------------------------------------------------------------
                                                                   21.5%
     13) Percent of Class Represented by Amount in Row (11) ...................

-------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions) ..........................
         ......................................................................
         ......................................................................

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 35 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the"Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 34 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20- 9.

         This Amendment No. 35 to Schedule 13D is being filed due to an increase in the total percentage of outstanding Shares owned by one of the Reporting Persons through April 16, 2001, due to the exercise of a previously reported option and the purchase of all shares covered thereof.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), ART Holdings, Inc., a Nevada corporation ("AHI"), The Gene
E. Phillips Children's Trust (the "GEP Trust"), Syntek Asset Management, L.P., a Delaware limited partnership ("SAM LP"), Income Opportunity Realty Investors, Inc., a Nevada corporation ("IORI"), American Realty Investors, Inc., a Nevada corporation ("ARL") and EQK Holdings, Inc., a Nevada corporation ("EQK"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 from and after October 2, 2000. All of ART, BCM, AHI, the GEP Trust, SAM LP, IORI, ARL and EQK are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of SAM LP, BCM is beneficially owned by a trust for the benefit of Mr. Phillips' children; BCM serves as Advisor to IORI and ARL, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. AHI is a wholly-owned subsidiary of ART and ART is a wholly-owned subsidiary of ARL. EQK is a wholly-owned subsidiary of EQK Realty Investors, I, a Massachusetts Trust of which ARL owns all of the shares of beneficial interest. On October 19, 2001, IORI assigned all of its rights under the Option described in Item 6 below to ARL and thereby ceased to be a "Reporting Person."

         I. ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and investing in real estate. On August 3, 2000, ART became a wholly-owned subsidiary of ARL. ART's principal business activities include investments in real estate and in other business ventures. The name, business address and capacity with ART of each of the executive officers or directors of ART are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

         II. AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Shares beneficially owned by ART. The name, business address and capacity with AHI of each of the executive officers or directors of AHI are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         III. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.

         IV. SAM LP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. SAM LP has no officers or directors. The general partners of SAM LP are Gene E. Phillips and Syntek Asset Management, Inc., a Texas corporation ("SAMI"). SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and other business ventures. From and after October 2, 2000, SAMI's principal place of business and principal office is located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The name, business address and capacity with SAMI of each of the executive officers or directors of SAMI are set forth on Schedule 4 attached hereto. Each of the individuals listed on Schedule 4 is a citizen of the United States of America.

            Mr. Gene E. Phillips' business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. Gene E. Phillips is a citizen of the United States of America.

         V. The GEP Trust is a trust formed under the laws of the state of Texas for the benefit of the children of Mr. Gene E.

Phillips. The trustee of the GEP Trust is Mr. Gene E. Phillips' brother, Donald
W. Phillips. Donald W. Phillips' business address is 1800 Valley View Lane, Suite 160, Dallas, Texas 75234. Mr. Donald W. Phillips present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. Donald
W. Phillips is a citizen of the United States of America.

         VI. IORI is a corporation organized and existing under the laws of the State of Nevada engaged in the business of investing in and originating mortgage loans and investing in real estate and real estate related assets. IORI is a real estate investment trust. The name, business address and capacity with IORI of each of the executive officers or directors of IORI are set forth on Schedule 5 attached hereto. Each of the individuals listed on Schedule 5 is a citizen of the United States of America.

         VII. ARL is a Nevada corporation, formed pursuant to the terms of an Agreement and Plan of Reorganization dated November 3, 1999, among ARL, National Realty, L.P., a Delaware limited partnership ("NRLP") and ART. Consolidation was effectuated following a vote of the security holders of NRLP and ART by closing on August 3, 2000, of separate mergers of ART and NRLP with and into wholly-owned subsidiaries of ARL with the result that ART and NRLP became wholly-owned subsidiaries of ARL with the securities of ART and NRLP converted into securities of ARL. ART and NRLP each continue business operations as wholly-owned subsidiaries of ARL. ARL's outstanding securities are listed and traded on the New York Stock Exchange ("NYSE"). The name, business address and capacity with ARL of each of the executive officers or directors of ARL are set forth on Schedule 6 attached hereto. Each of the individuals listed on Schedule 6 is a citizen of the United States of America.

         VIII. EQK is a corporation organized and existing under the laws of the State of Nevada. EQK is an indirect subsidiary of ARL and was formed to own and hold the 1,858,900 Shares of TCI Common Stock purchased from Gotham by exercise of the Option described in Items 5 and 6 below. The name, business address and capacity with EQK of each of the executive officers or directors of EQK are set forth on Schedule 7 attached hereto. Each of the individuals listed on Schedule 7 is a citizen of the United States of America.

         Individuals whose names are not listed on Schedules 1, 2, 3, 4, 5 or 6 who may have previously been referred to as executive officers or directors of ART, AHI, BCM, SAMI, IORI or ARL, respectively in Amendment No. 34 to Schedule 13D no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

         (d) During the last five years, none of ART, BCM, AHI, SAM LP, the GEP Trust, IORI, ARL or EQK, nor any of their respective executive officers or directors, general partners or trustees has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) During the last five years, none of ART, BCM, AHI, SAM LP, the GEP Trust, IORI, ARL, or EQK, nor any of their respective executive officers or directors, general partners or trustees has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of April 9, 2001, the total number of issued and outstanding Shares was 8,636,354 Shares. As of April 16, 2001, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

          Name                        No. of Units Owned Directly                        Approximate % Class
          ----                        ---------------------------                        -------------------
           ART                                 2,119,400                                         24.5%
           BCM                                 1,163,676                                         13.5%
           AHI                                    16,000                                          0.2%
        GEP Trust                                  1,827                                        0.002%
         SAM LP                                   26,475                                          0.3%
          IORI                                       -0-                                          -0-
           ARL                                       -0-                                          -0-
           EQK                                 1,858,900                                         21.5%
                                               ---------                                        -----
   Totals:                                     5,174,878                                        59.92%
                                               =========                                        =====

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ART may be deemed to beneficially own the number of Shares owned by ART described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; each of the directors of SAMI and the other General Partner of SAM LP may be deemed to beneficially own the Shares held by SAM LP; each of the directors of AHI may be deemed to beneficially own the Shares held directly by AHI; and each of the directors of EQK may be deemed to beneficially own the Shares held directly by EQK. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

Name of Director or                                                        No. of Shares                   % of
General Partner                                Entity                   Beneficially Owned                 Class
---------------                                ------                   ------------------                 -----
Karl L. Blaha                                 ART, AHI                       3,994,300                     46.3%
                                               and EQK
Ryan T. Phillips                               BCM(a)                        1,165,503                     13.5%
Mickey Ned Phillips                              BCM                         1,163,676                     13.5%
Donald W. Phillips                            GEP Trust                          1,827                    0.002%
Gene E. Phillips                               SAM LP                           26,475                      0.3%
SAMI                                           SAM LP                           26,475                      0.3%
Robert A. Waldman                            AHI and EQK                     1,874,900                     21.7%
                                                                             ---------                    -----

         Total Units beneficially                                            5,174,878                    59.92%
         owned by Reporting Persons                                          =========                    =====
         and individuals listed above:

-------------------
   (a) Also beneficiary of the GEP Trust

         (b) Each of the directors of ART share voting and dispositive power over the 2,119,400 Shares held by ART. The directors of BCM have shared voting and dispositive power over the 1,163,676 Shares held by BCM. Each of the directors of AHI share voting and dispositive power over the 16,000 Shares held by AHI. Each of the directors of EQK share voting and dispositive power over the 1,858,900 Shares held by EQK. The two General Partners of SAM LP each have shared voting and dispositive power over the 26,475 Shares by SAM LP. The Trustee of the GEP Trust has the sole voting and dispositive power over the 1,827 Shares held by the GEP Trust.

         (c) On October 3, 2000, pursuant to a Stock Option Agreement dated October 3, 2000, Gotham Partners, LP and Gotham Partners III, LP (both New York limited partnerships) and Gotham Partners International, Ltd., a Canadian Island company (all collectively "Gotham") granted to ARL and IORI, jointly, an Option to purchase 1,858,900 Shares of TCI Common Stock (the "Option") at an exercise price of $12 per share (a total price of $22,306,800). Such Option became exercisable on January 1, 2001 through 5:00 p.m., central standard time on April 4, 2001 (the "Option Period") and was only to be exercised as to the whole of such Option (not in part). As a fee for the Option, ARL and IORI paid to Gotham an initial Option

Fee of $5,576,700 ($3 per Share) at the time of execution of the Option Agreement and were obligated to pay Gotham on or before December 15, 2000, the remaining portion of the Option Fee of $2,788,350 ($1.50 per Share), which was not paid but became an obligation payable at the time of exercise of such Option. On October 19, 2000, IORI assigned all of its right, title and interest in and to the Option Agreement to ARL. On April 4, 2001, ARL gave notice of exercise of the Option in accordance with the terms of the Option Agreement and paid to Gotham in cash the balance of the Option Fee of $2,788,350; within three business days thereafter, Gotham delivered the 1,858,900 Shares of TCI Common Stock to a brokerage account of EQK, and ARL paid the full exercise price of $22,306,800 into EQK's brokerage account which was then paid to Gotham.

         Except for the transaction described above, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof during the sixty (60) calendar day period ending April 16, 2001.

         (d) No person other than the Reporting Persons or its respective Board of Directors, General Partners or Trustee is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         ART has pledged 152,212 Shares to United Pacific Bank pursuant to a loan agreement with such lender. ART has also pledged 249,191 Shares to Preferred Bank pursuant to a loan agreement with such lender. ART has pledged 867,978 Shares to Dynamic Finance Corporation as collateral for a guaranty of indebtedness of an affiliate of ART under a loan agreement with such lender. The remaining 850,019 Shares owned by ART may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with banks and brokerage firms relating to accounts of ART. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

         BCM has pledged 898,207 Shares to Consolidated National Corp. pursuant to a loan agreement with such lender. BCM has also pledged 48,711 Shares to Dynamic Finance Corporation as collateral for a guaranty of indebtedness of an affiliate of BCM under a loan agreement with such lender. The remaining 216,758 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of BCM. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

         All 16,000 Shares owned by AHI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of AHI. Such arrangements with such brokerage firm is a standard arrangement involving margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, and bears interest at varying rates and contains only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the 16,000 Shares.

         All 26,475 Shares owned by SAM LP may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Bear Stearns relating to an account of SAM LP. Such arrangement with such brokerage firm is a standard arrangement involving margin securities of up to a specified percentage of the market value of all securities in such account, including the Shares, and bears interest at varying rates and contains only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         All 1,827 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of the GEP Trust. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account, and it is impracticable at any given time to determine the amount, if any, with respect to the Shares and interest cost under such arrangements vary with applicable costs and account balances.

         See Item 5(c) above with respect to the exercise of an Option under an Option Agreement by ARL and various matters relating to Gotham as the seller of such securities. Pursuant to the original Option Agreement, Gotham agreed to a "standstill" for a period of two years from the date of the Option Agreement and agreed not to purchase directly or indirectly any security issued by ARL, TCI or IORI, provided, however, the standstill was to terminate if the additional Option Fee was not made or paid on or before December 15, 2000, or if the Option was not exercised prior to April 4, 2001. Such Option was exercised prior to April 4, 2001, and the additional Option Fee was paid. Gotham had also executed a proxy covering the Shares (a total of 1,858,900 Shares) in favor of ARL to attend to the Annual Meeting of Stockholders of TCI on October 10, 2000, to represent, vote, execute consents and otherwise act for Gotham only in approving the four proposals set forth in TCI's Proxy Statement for such Annual Meeting dated December 11, 2000. No other agreement or arrangement exists among Gotham and ARL and IORI with respect to any securities of TCI or the giving or withholding of proxies.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 35 to Statement on Schedule 13D is true, complete and correct.

Dated: April 16, 2001.

SYNTEK ASSET MANAGEMENT, LP, a               AMERICAN REALTY INVESTORS, INC.
Delaware limited partnership

By:      Syntek Asset Management,
         Inc., General Partner               By:  /s/ Karl L. Blaha
                                                  -----------------------------
                                                      Karl L. Blaha, President
By:  /s/ Karl L. Blaha
     ------------------------------
         Karl L. Blaha, President

AMERICAN REALTY TRUST, INC.                  BASIC CAPITAL MANAGEMENT, INC.



By:  /s/ Karl L. Blaha                       By:  /s/ Karl L. Blaha
     -------------------------------              ------------------------------
         Karl L. Blaha, President                     Karl L. Blaha, President

INCOME OPPORTUNITY REALTY                    ART HOLDINGS, INC.
INVESTORS, INC.



By:  /s/ Karl L. Blaha                       By:  /s/ Karl L. Blaha
     -------------------------------              ------------------------------
         Karl L. Blaha, President                     Karl L. Blaha, President

EQK HOLDINGS, INC.                           THE GENE E. PHILLIPS CHILDREN'S
                                             TRUST



By:  /s/ Karl L. Blaha                       By:  /s/ Donald W. Phillips,
     -------------------------------              ------------------------------
         Karl L. Blaha, President                     Donald W. Phillips,
                                                      Trustee

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                           AMERICAN REALTY TRUST, INC.

                                                                                       PRESENT BUSINESS IN
  NAME AND CAPACITY WITH                                                               WHICH EMPLOYMENT IS
AMERICAN REALTY TRUST, INC.                BUSINESS ADDRESS                                CONDUCTED
Karl L. Blaha, Director,                 1800 Valley View Lane                         President, Basic
Chief Executive Officer and              Suite 300                                     Capital Management,
President                                Dallas, Texas 75234                           Inc.

Mark W. Branigan, Executive              1800 Valley View Lane                         Executive Vice
Vice President and Chief                 Suite 300                                     President, Basic
Financial Officer                        Dallas, Texas 75234                           Capital Management,
                                                                                       Inc.

Bruce A. Endendyk,                       1800 Valley View Lane                         Executive Vice
Executive Vice President                 Suite 300                                     President, Basic
                                         Dallas, Texas 75234                           Capital Management,
                                                                                       Inc.

David W. Starowicz,                      1800 Valley View Lane                         Executive Vice
Executive Vice President -               Suite 300                                     President, Basic
Commercial Asset Management              Dallas, Texas 75234                           Capital Management,
                                                                                       Inc.

Robert A. Waldman, Senior                1800 Valley View Lane                         Senior Vice President,
Vice President, Secretary                Suite 300                                     General Counsel and
and General Counsel                      Dallas, Texas 75234                           Secretary, Basic
                                                                                       Capital Management,
                                                                                       Inc.

Kelly Stracener, Treasurer               1800 Valley View Lane                         Treasurer, Basic
                                         Suite 300                                     Capital Management,
                                         Dallas, Texas 75234                           Inc.

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                               ART HOLDINGS, INC.

                                                                                 PRESENT BUSINESS IN
NAME AND CAPACITY WITH                                                           WHICH EMPLOYMENT IS
  ART HOLDINGS, INC.                       BUSINESS ADDRESS                           CONDUCTED
Karl L. Blaha, President                 1800 Valley View Lane                  President, Basic Capital
and Director                             Suite 300                              Management, Inc.
                                         Dallas, Texas 75234

Robert A. Waldman,                       1800 Valley View Lane                  Senior Vice President,
Director and Secretary                   Suite 300                              General Counsel and
                                         Dallas, Texas 75234                    Secretary, Basic Capital
                                                                                Management, Inc.

Mark W. Branigan, Vice                   1800 Valley View Lane                  Executive Vice President
President and Chief                      Suite 300                              and Chief Financial
Financial Officer                        Dallas, Texas 75234                    Officer, Basic Capital
                                                                                Management, Inc.

Kelly Stracener,                         1800 Valley View Lane                  Treasurer, Basic Capital
Treasurer                                Suite 300                              Management, Inc.
                                         Dallas, Texas 75234

                                   SCHEDULE 3

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.

NAME AND CAPACITY WITH                                                           PRESENT BUSINESS IN
   BASIC CAPITAL                                                                 WHICH EMPLOYMENT IS
  MANAGEMENT, INC.                        BUSINESS ADDRESS                           CONDUCTED
Ryan T. Phillips,                       1800 Valley View Lane                   President, Signature
Director                                Suite 300                               Asset Management, Inc.
                                        Dallas, Texas 75234

Mickey Ned Phillips,                    264 Rolling Hills Circle                President, Ned Phillips
Director                                Gaffney, SC 29340                       Construction Company
Karl L. Blaha, President                1800 Valley View Lane                   President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

Mark W. Branigan,                       1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
and Chief Financial                     Dallas, Texas 75234                     Management, Inc.
Officer

Bruce A. Endendyk,                      1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
                                        Dallas, Texas 75234                     Management, Inc.

David W. Starowicz,                     1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
- Acquisition, Sales and                Dallas, Texas 75234                     Management, Inc.
Construction

Rick Conley, Executive                  1800 Valley View Lane                   Executive Vice
Vice President -                        Suite 300                               President, Basic Capital
Marketing and Promotions                Dallas, Texas 75234                     Management, Inc.

Robert A. Waldman,                      1800 Valley View Lane                   Senior Vice President,
Senior Vice President,                  Suite 300                               General Counsel and
Secretary and General                   Dallas, Texas 75234                     Secretary, Basic Capital
Counsel                                                                         Management, Inc.

Kelly Stracener,                        1800 Valley View Lane                   Treasurer, Basic Capital
Treasurer                               Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

                                   SCHEDULE 4

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                          SYNTEK ASSET MANAGEMENT, INC.

NAME AND CAPACITY WITH                                                           PRESENT BUSINESS IN
    SYNTEK ASSET                                                                WHICH EMPLOYMENT IS
  MANAGEMENT, INC.                        BUSINESS ADDRESS                           CONDUCTED
Karl L. Blaha, President                1800 Valley View Lane                   President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

Mark W. Branigan,                       1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
and Chief Financial                     Dallas, Texas 75234                     Management, Inc.
Officer

Bruce A. Endendyk,                      1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
                                        Dallas, Texas 75234                     Management, Inc.

David W. Starowicz,                     1800 Valley View Lane                   Executive Vice
Executive Vice President                Suite 300                               President, Basic Capital
- Acquisitions, Sales                   Dallas, Texas 75234                     Management, Inc.
and Construction

Robert A. Waldman,                      1800 Valley View Lane                   Senior Vice President,
Senior Vice President,                  Suite 300                               General Counsel and
Secretary and General                   Dallas, Texas 75234                     Secretary, Basic Capital
Counsel                                                                         Management, Inc.

Kelly Stracener,                        1800 Valley View Lane                   Treasurer, Basic Capital
Treasurer                               Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

                                   SCHEDULE 5

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                    INCOME OPPORTUNITY REALTY INVESTORS, INC.

 NAME AND CAPACITY WITH
INCOME OPPORTUNITY REALTY                                                      PRESENT BUSINESS IN WHICH
     INVESTORS, INC.                        BUSINESS ADDRESS                    EMPLOYMENT IS CONDUCTED
Ted P. Stokely, Chairman                1800 Valley View Lane                   General Manager, Minority
of the Board of Directors               Suite 160                               and Elderly Housing
                                        Dallas, Texas 75234                     Assistance Foundation,
                                                                                Inc.

R. Douglas Leonhard,                    13230 Hunters Lark                      Retired.
Director                                San Antonio, Texas 78230
Martin L. White, Director               8051 Coach Drive                        Chairman of the Board and
                                        Oakland, California 94605               Chief Executive Officer of
                                                                                Community Based
                                                                                Developers, Inc.
Edward G. Zampa                         No. Fifty Osgood Place                  General Partner, Edward G.
                                        Suite 110                               Zampa & Company
                                        San Francisco, California
                                        94133

Karl L. Blaha, President                1800 Valley View Lane                   President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

Mark W. Branigan,                       1800 Valley View Lane                   Executive Vice President,
Executive Vice President                Suite 300                               Basic Capital Management,
and Chief Financial                     Dallas, Texas 75234                     Inc.
Officer

Bruce A. Endendyk,                      1800 Valley View Lane                   Executive Vice President,
Executive Vice President                Suite 300                               Basic Capital Management,
                                        Dallas, Texas 75234                     Inc.

David W. Starowicz,                     1800 Valley View Lane                   Executive Vice President,
Executive Vice President -              Suite 300                               Basic Capital Management,
Acquisitions, Sales and                 Dallas, Texas 75234                     Inc.
Construction

Robert A. Waldman, Senior               1800 Valley View Lane                   Senior Vice President,
Vice President, Secretary               Suite 300                               General Counsel and
and General Counsel                     Dallas, Texas 75234                     Secretary, Basic Capital
                                                                                Management, Inc.

Kelly Stracener, Treasurer              1800 Valley View Lane                   Treasurer, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75234

                                   SCHEDULE 6

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                         AMERICAN REALTY INVESTORS, INC.


NAME AND CAPACITY WITH
   AMERICAN REALTY                                                               PRESENT BUSINESS IN WHICH
   INVESTORS, INC.                          BUSINESS ADDRESS                      EMPLOYMENT IS CONDUCTED
Karl L. Blaha, Director and              1800 Valley View Lane                    President, Basic Capital
President                                Suite 300                                Management, Inc.
                                         Dallas, Texas 75234

Roy E. Bode, Director                    2435 E. F.M. 879                         Vice President for Public
                                         Palmer, Texas 75152                      Affairs, University of
                                                                                  Texas Southwestern
                                                                                  Medical Center at Dallas

Collene C. Currie, Director              6617 Ridgeview Circle                    Assistant Director,
                                         Dallas, Texas 75240                      Cambridge Technology
                                                                                  Partners (CATP:NASDAQ)

Cliff Harris, Director                   2838 Woodside Street                     President, Energy
                                         Dallas, Texas 75204                      Transfer Group, L.L.C.

Joseph Mizrachi, Director                6971 North Federal Hwy.                  President, PAZ
                                         Suite 203                                Securities, Inc. and
                                         Boca Raton, Florida 33487                Chairman of the Board,
                                                                                  Third Millennium
                                                                                  Properties, Inc.

Richard D. Morgan, Director              5910 North Central                       President, Tara Group,
                                         Expressway                               Inc.
                                         Dallas, Texas 75206

Mark W. Branigan, Director,              1800 Valley View Lane                    Executive Vice President,
Executive Vice President                 Suite 300                                Basic Capital Management,
and Chief Financial Officer              Dallas, Texas 75234                      Inc.

Bruce A. Endendyk,                       1800 Valley View Lane                    Executive Vice President,
Executive Vice President                 Suite 300                                Basic Capital Management,
                                         Dallas, Texas 75234                      Inc.

David W. Starowicz,                      1800 Valley View Lane                    Executive Vice President,
Executive Vice President -               Suite 300                                Basic Capital Management,
Acquisitions, Sales and                  Dallas, Texas 75234                      Inc.
Construction

Robert A. Waldman, Senior                1800 Valley View Lane                    Senior Vice President,
Vice President, Secretary                Suite 300                                General Counsel and
and General Counsel                      Dallas, Texas 75234                      Secretary, Basic Capital
                                                                                  Management, Inc.

Kelly Stracener, Treasurer               1800 Valley View Lane                    Treasurer, Basic Capital
                                         Suite 300                                Management, Inc.
                                         Dallas, Texas 75234

                                   SCHEDULE 7

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                               EQK HOLDINGS, INC.

                                                                                 PRESENT BUSINESS IN
NAME AND CAPACITY WITH                                                           WHICH EMPLOYMENT IS
  EQK HOLDINGS, INC.                       BUSINESS ADDRESS                           CONDUCTED
Karl L. Blaha, President                 1800 Valley View Lane                  President, Basic Capital
and Director                             Suite 300                              Management, Inc.
                                         Dallas, Texas 75234

Robert A. Waldman,                       1800 Valley View Lane                  Senior Vice President,
Director and Secretary                   Suite 300                              General Counsel and
                                         Dallas, Texas 75234                    Secretary, Basic Capital
                                                                                Management, Inc.

Mark W. Branigan, Vice                   1800 Valley View Lane                  Executive Vice President
President and Chief                      Suite 300                              and Chief Financial
Financial Officer                        Dallas, Texas 75234                    Officer, Basic Capital
                                                                                Management, Inc.

Kelly Stracener,                         1800 Valley View Lane                  Treasurer, Basic Capital
Treasurer                                Suite 300                              Management, Inc.
                                         Dallas, Texas 75234